Exhibit 99.12

Interim Consolidated Financial Statements (In Canadian dollars) HUDBAY MINERALS INC. For the three and six months ended June 30, 2010

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(Unaudited and in thousands of Canadian dollars)

	June 30, 2010	December 31, 2009

Assets

Current assets
Cash and cash equivalents (note 4)	$911,778	$886,814
Accounts receivable	49,840	40,187
Income taxes receivable	—	14,894
Inventories (note 5)	85,424	131,128
Prepaid expenses and other current assets	5,957	7,990
Future income and mining tax assets (note 10b)	15,011	23,152
Current portion of fair value of derivatives (note 13c)	8,181	1,106

	1,076,191	1,105,271
Property, plant and equipment (note 6)	835,996	818,634
Available-for-sale investments (notes 12, 13)	19,994	27,249
Other assets (note 7)	89,903	81,113

	$2,022,084	$2,032,267

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	$100,000	$114,204
Taxes payable	29,141	1,250
Current portion of other liabilities (note 8)	23,439	40,228

	152,580	155,682
Pension obligations	9,511	516
Other employee future benefits and stock-based compensation (note 11d)	84,453	81,287
Asset retirement obligations	54,431	49,133
Future income tax liabilities (note 10b)	35,276	34,927
Fair value of derivatives (note 13c)	243	7,068

	336,494	328,613

Shareholders’ equity
Share capital (note 11b)	624,155	644,127
Contributed surplus (note 11e)	23,491	26,717
Retained earnings	1,026,129	1,025,060
Accumulated other comprehensive income (note 12)	10,634	6,445

	1,684,409	1,702,349
Non-controlling interest	1,181	1,305

	1,685,590	1,703,654

	$2,022,084	$2,032,267

See accompanying notes to the interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue (note 15)	$191,851	$197,657	$432,171	$359,441

Expenses
Operating	118,190	145,543	263,032	280,643
Depreciation and amortization	29,992	23,224	57,351	44,256
General and administrative	6,251	7,205	11,744	20,333
Stock-based compensation (note 11c, d, e)	667	533	1,123	2,730
Accretion of asset retirement obligations	1,210	1,113	2,420	2,226
Foreign exchange (gain) loss	(4,174)	14,665	701	9,418

	152,136	192,283	336,371	359,606

Earnings (loss) before the following:	39,715	5,374	95,800	(165)

Exploration	(7,245)	(1,577)	(13,000)	(2,632)
Interest and other income (note 16)	956	100,966	2,984	102,906
Gain (loss) on derivative instruments	1,257	(58)	1,264	(684)

Earnings before tax	34,683	104,705	87,048	99,425

Tax expense (note 10a)	21,410	15,290	50,216	13,968

Net earnings for the period	$13,273	$89,415	$36,832	$85,457

Earnings per share:
Basic	$0.09	$0.58	$0.24	$0.56
Diluted	$0.09	$0.58	$0.24	$0.56

Weighted average number of common shares outstanding (note 17):
Basic	150,795,852	153,228,805	152,215,266	153,128,078
Diluted	151,390,155	153,815,018	152,864,256	153,604,335

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Cash provided by (used in):
Operating activities
Net earnings for the period	$13,273	$89,415	$36,832	$85,457
Items not affecting cash:
Depreciation and amortization	29,992	23,224	57,351	44,256
Stock-based compensation (note 11c,d)	667	533	1,123	2,730
Accretion on asset retirement obligations	1,210	1,113	2,420	2,226
Foreign exchange (gain) loss	(2,643)	5,949	(641)	3,551
Change in fair value of derivatives	(419)	23	(503)	(20)
Future tax (benefit) expense (note 10a)	(109)	13,015	8,605	11,171
Net gains reclassified from OCI (note 12)	(755)	(102,406)	(2,352)	(104,602)
Other	(189)	(2,001)	(2,737)	(1,932)

	41,027	28,865	100,098	42,837
Change in non-cash working capital (note 14a)	43,629	3,080	58,695	(32,870)

	84,656	31,945	158,793	9,967

Investing activities
Additions to property, plant and equipment	(41,964)	(25,110)	(73,284)	(47,592)
Proceeds from sale of investments	—	235,704	2,021	235,704
Purchase of other non-current investments	—	—	(1,930)	(817)
Additions to restricted cash	(1,932)	(1,922)	(1,932)	(54,566)
Release of cash held in trust	—	—	—	3,885
Sale of short-term investments	—	—	—	478,941

	(43,896)	208,672	(75,125)	615,555

Financing activities
Repayment of Senior Secured Notes	—	—	—	(3,764)
Repayment of obligations under capital leases	—	(103)	—	(204)
Repurchase of common shares (note 11b)	(41,740)	—	(60,309)	—
Proceeds on exercise of stock options	122	1,562	964	1,783

	(41,618)	1,459	(59,345)	(2,185)

Effect of exchange rate changes on cash and cash equivalents	2,643	(5,949)	641	(3,108)

Change in cash and cash equivalents	1,785	236,127	24,964	620,229
Cash and cash equivalents, beginning of period	909,993	609,829	886,814	225,727

Cash and cash equivalents, end of period (note 4)	$911,778	$845,956	$911,778	$845,956

For supplemental information, see note 14.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

(Unaudited and in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Retained earnings, beginning of period	$1,036,228	$908,331	$1,025,060	$912,289

Net earnings for the period	13,273	89,415	36,832	85,457

Share repurchases (note 11b)	(23,372)	—	(35,763)	—

Retained earnings, end of period	$1,026,129	$997,746	$1,026,129	$997,746

Consolidated Statements of Comprehensive Income (Unaudited and in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings for the period	$13,273	$89,415	$36,832	$85,457

Other comprehensive income (loss), net of tax (note 12):
Cash flow hedges	7,799	(1,876)	12,331	(3,379)
Amounts reclassified to earnings on realization	(525)	—	(867)	—
Net (losses) gains on available-for-sale investments	(5,444)	41,227	(6,325)	108,852
Amounts reclassified to earnings on disposal of available-for-sale investments	—	(79,970)	(950)	(79,970)
Currency translation adjustments	—	—	—	(23)

	1,830	(40,619)	4,189	25,480

Comprehensive income for the period	$15,103	$48,796	$41,021	$110,937

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. HudBay owns zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to its primary products, zinc and copper, HudBay also produces gold, silver and zinc oxide.

2.	Basis of presentation and principles of consolidation

Management has prepared these interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2009, except as indicated in note 3.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.	Adoption of new accounting standards

(a)	Adopted in 2010:

Effective January 1, 2010, the Company early adopted the following Canadian Institute of Chartered Accountants (“CICA”) recommendations:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, replacing Section 1581 of the same name. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Prospective application of Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011 with early adoption permitted. Section 1582 requires business acquisitions to be measured at the acquisition-date fair value, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in earnings (loss), and expands the definition of a business to include certain development stage entities. It also requires the acquirer to measure any non-controlling interest either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. Adoption of Section 1582 did not have an effect on the Company’s consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

The CICA concurrently issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements. Sections 1601 and 1602 apply to the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011, unless they are early adopted at the same time as Section 1582. Sections 1601 and 1602 establish standards equivalent to those under IFRS for the preparation of consolidated financial statements and the accounting for non-controlling interests in consolidated financial statements, including accounting for non-controlling interests upon a change in ownership interest or loss of control of a subsidiary. Section 1602 requires attribution of comprehensive income to owners of the parent entity and to non-controlling interests, even if it results in the non-controlling interests having a deficit balance. The Company applied these sections prospectively, except for presentation and disclosure requirements, which were applied retrospectively. As a result of adopting these sections, the Company has presented non-controlling interests as a separate component of equity on the balance sheet.

(b)	Future accounting changes:

International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, IFRS will be adopted by the Company on January 1, 2011, and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011, with comparative information presented on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its consolidated financial statements.

4.	Cash and cash equivalents

	June 30, 2010	December 31, 2009

Cash and cash equivalents:
Cash on hand and demand deposits	$886,762	$76,297
Short-term money market instruments with original maturities of three months or less	25,016	810,517

	$911,778	$886,814

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

5.	Inventories

	June 30, 2010	December 31, 2009

Work-in-process	$37,503	$51,250
Finished goods	27,918	59,595
Materials and supplies	20,003	20,283

	$85,424	$131,128

6.	Property, plant and equipment

June 30, 2010	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$496,540	$193,079	$303,461
Mine development	349,736	245,132	104,604
Mineral properties	427,931	—	427,931

	$1,274,207	$438,211	$835,996

December 31, 2009	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$470,350	$161,622	$308,728
Mine development	326,011	219,427	106,584
Mineral properties	403,322	—	403,322

	$1,199,683	$381,049	$818,634

7.	Other assets

	June 30, 2010	December 31, 2009

Restricted cash	$60,963	$59,031
Computer software	3,533	1,966
Long-term portion of future tax asset (note 10b)	20,759	19,720
Long-term portion of fair value of derivatives (note 13c)	4,648	258
Investments, at fair value through earnings	—	138

	$89,903	$81,113

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

8.	Current portion of other liabilities

	June 30, 2010	December 31, 2009

Current portion of:
Pension obligation	$11,603	$28,447
Asset retirement obligation	5,079	5,327
Other employee future benefits	3,002	2,876
Fair value of derivatives (note 13c)	3,685	3,503
Future tax liabilities (note 10b)	70	75

	$23,439	$40,228

9.	Pension and other employee future benefit expense

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Defined benefit pension	$3,408	$2,047	$6,156	$4,828
Other employee future benefits	1,857	1,998	3,714	3,672
Defined contribution pension	185	176	338	359

	$5,450	$4,221	$10,208	$8,859

10.	Income and mining taxes

(a)	Tax expense:

		Three months ended June 30		Six months ended June 30
		2010	2009	2010	2009

Current	- income taxes	$13,404	$3,462	$26,044	$3,897
	- mining taxes	8,115	(1,187)	15,567	(1,100)

		21,519	2,275	41,611	2,797

Future	- income taxes	(1,048)	4,319	5,390	931
	- mining taxes	939	8,696	3,215	10,240

		(109)	13,015	8,605	11,171

		$21,410	$15,290	$50,216	$13,968

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

(b)	Future tax assets and liabilities as represented on the balance sheet:

	June 30, 2010	December 31, 2009

Future tax assets
Current portion	$15,011	$23,152
Long-term portion (note 7)	20,759	19,720

	35,770	42,872

Future tax liabilities
Current portion (note 8)	70	75
Long-term portion	35,276	34,927

	35,346	35,002

	$424	$7,870

(c)	Changes in future tax assets and liabilities:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Balance, beginning of period	$(566)	$1,227	$7,870	$12,359
Future tax benefit (expense)	109	(13,015)	(8,605)	(11,171)
OCI (loss) transactions	881	11,810	1,159	(1,052)
Other	—	141	—	27

Balance, end of period	$424	$163	$424	$163

The future income tax assets are net of a valuation allowance that represents management’s estimate of the allowance necessary to recognize the future tax assets at an amount that the Company considers is more likely than not to be realized.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

11.	Share capital

(a)	Preference shares:

Authorized:	Unlimited preference shares

Issued:	none

(b)	Common shares:

Authorized:	Unlimited common shares

Issued:

	Three months ended June 30, 2010		Six months ended June 30, 2010
	Common shares	Amount	Common shares	Amount

Balance, beginning of period	152,192,687	$637,825	153,854,655	$644,127
Exercise of options	15,000	152	101,132	1,175
Shares repurchased	(3,299,000)	(13,822)	(5,047,100)	(21,147)

Balance, end of period	148,908,687	$624,155	148,908,687	$624,155

During the six months ended June 30, 2010, the Company repurchased for cancellation 5,047,100 common shares at a cost of $60,309. The Company recorded a reduction in share capital of $21,147 for the six months ended June 30, 2010. The excess cost over the average book value of the shares was recorded as a reduction to contributed surplus of $3,399 and a reduction to retained earnings of $35,763.

During the three months ended June 30, 2010, the Company repurchased for cancellation 3,299,000 common shares at a cost of $37,194. The Company recorded a reduction in share capital of $13,822 and a reduction to retained earnings of $23,372.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

(c)	Stock option plan:

	Three months ended June 30, 2010		Six months ended June 30, 2010
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price

Balance, beginning of period	4,087,464	$14.24	4,637,113	$14.25
Exercised	(15,000)	8.13	(101,132)	9.53
Forfeited/cancelled	(36,667)	15.50	(143,334)	10.26
Expired	—	—	(356,850)	17.20

Balance, end of period	4,035,797	$14.25	4,035,797	$15.77

The Company did not grant any options during the six months ended June 30, 2010.

The following table summarizes the options outstanding at June 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 7.33	529,697	4.9	$2.62	529,697	$2.62
7.34 - 11.03	1,067,652	4.6	9.54	800,983	9.70
11.04 - 15.86	787,948	7.7	15.85	787,948	15.85
15.87 - 17.95	368,254	3.9	17.19	364,921	17.19
17.96 - 23.74	1,282,246	6.6	21.14	1,282,246	21.14

$2.59 - 23.74	4,035,797	5.81	$14.25	3,765,795	$14.61

(d)	Stock-based compensation plans:

The Company offers a deferred share unit (“DSU”) plan for non-employee members of the Board of Directors and a restricted share unit (“RSU”) plan for employees. Share units under these plans are notional shares; the value of one share unit represents the value of one HudBay common share. DSU and RSU liabilities are presented in other employee future benefits and stock-based compensation on the balance sheet. Changes in the liabilities are recognized in the income statement and presented in stock-based compensation expense.

DSU plan

DSUs vest on the grant date and are redeemable with a cash payment when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

redemption. DSUs are initially measured at their issue price and recognized as a liability at the grant date. The liability is revalued, based on the change in the Company’s share price, at each reporting date up to and including the settlement date. During the six months ended June 30, 2010, the Company granted 58,662 DSUs at a weighted average issue price of $12.86 (three months ended June 30, 2010 - 42,493 granted). As at December 31, 2009, 87,724 DSUs at a weighted average price of $9.90 were outstanding.

At June 30, 2010, the Company’s DSU liability was $1,635 (December 31, 2009: $1,190). During the six months ended June 30, 2010, the Company recognized stock-based compensation expense related to the DSU plan of $445 (three months ended June 30, 2010 - $315).

RSU plan

RSUs, which are granted under the Company’s long-term equity plan, vest on the third anniversary of the grant date, subject to the Board’s discretion to set other terms. On the vest date, the Company has the option to settle RSUs either in common shares of the Company or with a cash payment based on the closing price of the Company’s common shares for the last trading date before the vest date. Under the long-term equity plan, a maximum of one million common shares of the Company may be issued from treasury. Management expects RSUs will be settled in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Company.

RSUs are measured at each reporting date, up to and including the settlement date, based on the closing price of the Company’s common shares, adjusted to reflect estimated forfeitures and to reflect the portion of the service period that had been performed by the end of the reporting date. During the six months ended June 30, 2010, the Company granted 284,289 RSUs at a weighted average price of $13.37 at the grant date (three months ended June 30, 2010 - 0). No RSUs were granted or outstanding in 2009.

At June 30, 2010, the Company’s RSU liability was $304 (December 31, 2009: $0). During the six months ended ended June 30, 2010, the Company recognized stock-based compensation expense related to the RSU plan of $304 (three months ended June 30, 2010 - $234).

(e)	Contributed surplus:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Balance, beginning of period	$23,396	$34,422	$26,717	$32,345
Stock-based compensation (note 11c)	128	533	387	2,730
Transfer to common shares on exercise of stock options	(33)	(1,156)	(214)	(1,295)
Share repurchases (note 11b)	—	—	(3,399)	—
Warrants forfeited	—	—	—	19

Balance, end of period	$23,491	$33,799	$23,491	$33,799

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

12.	Accumulated other comprehensive income (loss) (“OCI”)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Accumulated OCI (loss), beginning of period:

Cash flow hedge (losses) gains
(net of tax of $391, ($2,297), $2,169, ($2,954))	$(591)	$5,642	$(4,782)	$7,145
Gains (losses) on investments
(net of tax of ($2,101), ($12,875), ($2,379), $0)	9,395	42,123	11,227	(25,502)
Currency translation adjustments
(net of tax of $0, $0, $0, ($13))	—	—	—	23

	8,804	47,765	6,445	(18,334)

OCI (loss) for the period:

Effective portion of changes in fair value of cash flow hedges	11,133	—	17,604	—
Less: reclassified to earnings	(755)	(2,498)	(1,258)	(4,658)
Changes in fair value of investments	(6,325)	49,355	(7,340)	129,855
Less: reclassified to earnings	—	(99,908)	(1,094)	(99,908)
Currency translation adjustments	—	—	—	—
Less: reclassified to earnings	—	—	—	(36)

OCI (loss), before tax	4,053	(53,051)	7,912	25,253
Income tax (expense) benefit related to OCI	(2,223)	12,432	(3,723)	227

OCI (loss) for the period, net of tax	1,830	(40,619)	4,189	25,480

Accumulated OCI, end of period:

Cash flow hedge gains (losses)
(net of tax of ($2,712), ($1,675), ($2,712), ($1,675))	6,683	3,766	6,683	3,766
Gains (losses) on investments
(net of tax of ($1,221), ($1,065), ($1,221), ($1,065))	3,951	3,380	3,951	3,380

Accumulated OCI, end of period	$10,634	$7,146	$10,634	$7,146

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

13.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Classification	June 30, 2010	December 31, 2009

Financial assets
Cash and cash equivalents [1]	FV through earnings	$911,778	$886,814
Accounts receivable
Trade and other receivables [1]	Loans & receivables	49,944	39,978
Embedded derivatives [2]	FV through earnings	(104)	209
Derivative assets
Hedging derivatives [2]	Hedging derivatives	9,364	390
Non-hedge derivative assets [2]	FV through earnings	3,465	974
Available-for-sale investments [3]	Available-for-sale	19,994	27,249
Investments at fair value through earnings	FV through earnings	—	138
Restricted cash [1]	FV through earnings	60,963	59,031

		$1,055,404	$1,014,783

Financial liabilities
Accounts payable
Trade payables & accrued liabilities [1]	Other financial liabilities	$100,254	$113,647
Embedded derivatives [2]	FV through earnings	(254)	557
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	115	9,823
Non-hedge derivative liabilities [2]	FV through earnings	3,813	748

		$103,928	$124,775

Net financial assets		$951,476	$890,008

[1]

Carrying values of cash and cash equivalents and restricted cash, which are classified as held-for-trading, and measured at fair value, have been classified as Level 1 in the fair value hierarchy. The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature and thus have not been classified within the fair value hierarchy.

[2]

Derivatives and embedded provisional pricing derivatives are measured using Level 2 fair value measurements and are carried at their fair value. These are determined based on internal valuation models that reflect observable forward commodity prices and exchange rates, currency exchange rates and discount factors based on market U.S. dollar interest rates. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

[3]

Available-for-sale investments are measured using Level 1 fair value measurements and are listed shares carried at their fair values, which are determined using quoted market bid prices in active markets.

(b)	Credit risk:

The Company’s credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

The Company has a credit policy in place that requires it to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with counterparties the Company believes to be creditworthy. Adverse economic conditions could cause an increase in the rate of customer bad debts relative to historical experience, although this may be mitigated by the credit insurance described above. The Company uses an allowance to provide for doubtful accounts receivable. During the six months ended June 30, 2010, the allowance decreased by $15. As at June 30, 2010, less than 1% of the Company’s trade accounts receivable was past due.

Three customers accounted for approximately 12%, 11% and 10%, respectively, of total revenue during the six months ended June 30, 2010 (three months ended June 30, 2010 - approximately 21%, 13% and 12%, respectively, of total revenue).

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

June 30, 2010	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total

Derivative assets:
Current portion	$3,332	$4,849	$8,181
Long-term portion (note 7)	133	4,515	4,648

	3,465	9,364	12,829

Derivative liabilities:
Current portion (note 8)	3,685	—	3,685
Long-term portion	128	115	243

	3,813	115	3,928

Net derivative (liability) asset	$(348)	$9,249	$8,901

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

December 31, 2009	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total

Derivative assets:
Current portion	$974	$132	$1,106
Long-term portion (note 7)	—	258	258

	974	390	1,364

Derivative liabilities:
Current portion (note 8)	748	2,755	3,503
Long-term portion	—	7,068	7,068

	748	9,823	10,571

Net derivative asset (liability)	$226	$(9,433)	$(9,207)

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Forward purchases and forward customer sales of zinc are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities. However, forward customer sales of zinc oxide do not qualify as derivatives.

At June 30, 2010, the Company held contracts for forward zinc purchases of 1,284 tonnes that related to non-derivative forward customer sales of zinc oxide. Prices ranged from US$1,722 to US$2,430 per tonne, and settlement dates extended out to fifteen months in the future. In addition, the Company held contracts for forward zinc purchases of 10,892 tonnes that substantially offset forward customer zinc sales of 10,892 tonnes, which have been recorded as derivatives.

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. Cash flows are classified in operating activities. At June 30, 2010, the Company’s net position consisted of contracts awaiting final pricing for purchases of 3,645 tonnes of zinc, sales of 2,385 tonnes of copper, sales of 4,974 ounces of gold and sales of 64,536 ounces of silver.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

Cash flow hedges

During 2009, the Company entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts will expire in mid-2012. The risk management objective for these hedging relationships is to mitigate the impact on the Company of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. As at June 30, 2010, the zinc swap contracts have been recorded as hedging net derivative assets at their fair value of $9,353 and the foreign exchange swap contract has been recorded as a hedging net derivative liability at its fair value of $104.

For the six months ended June 30, 2010, the Company recorded pre-tax net gains of $17,604 (2009 -$0) to OCI for the effective portion of the cash flow hedges and recorded pre-tax net gains of $1,025 (2009 - $0) in earnings for the ineffective portion. Ineffective gains and losses are included in gain (loss) on derivative instruments. The Company also reclassified pre-tax net gains of $238 from OCI to earnings as hedged anticipated zinc sales occurred (three months ended June 30, 2010 - $238).

In 2007, the Company applied hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During 2008, the Company terminated its remaining zinc and copper commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in AOCI are reclassified to earnings when the remaining hedged anticipated future zinc sales occur. For the six months ended June 30, 2010, the Company reclassified pre-tax net gains of $1,019 from OCI to earnings (presented in revenue) as hedged anticipated zinc sales occurred (three months ended June 30, 2010 - $516).

Of the $9,395 pre-tax gains in AOCI at June 30, 2010, pre-tax gains of $5,504 will be reclassified to earnings in the next twelve months. The remaining pre-tax gains of $3,891 will be reclassified to earnings in 2011 and 2012.

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include non-hedge derivative zinc contracts, embedded derivatives relating to provisional pricing, and investments at fair value through earnings. For the six months ended June 30, 2010, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $3,390 (2009 - net loss of $5,904) (three months ended June 30, 2010 - net gain of $817).

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

14.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Accounts receivable	$21,775	$(506)	$(9,653)	$4,811
Income taxes receivable	4,097	(4,665)	14,894	(5,183)
Inventories	6,446	19,817	45,704	30,179
Prepaid expenses and other current assets	770	1,626	2,033	1,668
Accounts payable and accrued liabilities	(7,609)	(15,344)	(17,293)	(44,276)
Taxes payable	18,150	2,152	23,010	(20,069)

	$43,629	$3,080	$58,695	$(32,870)

(b) Non-cash investing activities:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Non-cash additions to property, plant and equipment	$30	$382	$2,986	$956

(c) Interest and taxes paid:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Interest paid	$10	$20	$10	$199
Taxes paid (recovered)	(2,270)	1,250	2,238	24,376

15.	Segmented information

HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates profitability by operating segment described below. Included in “HBMS” are the Company’s mines and metallurgical facilities in Manitoba, Saskatchewan, Michigan and Ontario. The HMI Nickel segment relates mainly to the Fenix nickel project. The “Other” segment consists of our Balmat operations, now on care and maintenance, and our HudBay Michigan subsidiary. Accounting policies for all segments are the same as those described in note 2.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

	Three months ended June 30, 2010
	HBMS	HMI Nickel	Other	Corporate	Total
Revenue from external customers	$191,851	$—	$—	$—	$191,851
Operating	111,320	3,242	3,719	(91)	118,190
Depreciation and amortization	29,921	32	—	39	29,992
Other expense[1]	(708)	213	118	4,331	3,954

Earnings (loss) before the following	51,318	(3,487)	(3,837)	(4,279)	39,715
Exploration	(3,982)	(633)	(2,613)	(17)	(7,245)
Other income (expenses)	1,326	1	(2)	(249)	1,076

Earnings (loss) before interest and taxes	48,662	(4,119)	(6,452)	(4,545)	33,546
Interest income					1,137
Tax expense					(21,410)

Net earnings for the period					13,273

Total assets[2]	857,319	383,977	4,254	776,534	2,022,084
Property, plant and equipment	456,028	377,350	1,937	681	835,996
Additions to property, plant and equipment[3]	40,250	1,155	557	2	41,964

[1]	Includes foreign exchange gains and losses which fluctuate from period to period.
[2]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[3]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 14.

	Three months ended June 30, 2009
	HBMS	HMI Nickel	Other	Corporate	Total
Revenue from external customers	$197,392	$171	$94	$—	$197,657
Operating	142,013	2,428	1,026	76	145,543
Depreciation and amortization	23,121	71	—	32	23,224
Other expense[1]	14,168	298	51	8,999	23,516

Earnings (loss) before the following	18,090	(2,626)	(983)	(9,107)	5,374
Exploration	(1,326)	(51)	(182)	(18)	(1,577)
Other income (expenses)	(8)	193	16	99,851	100,052

Earnings (loss) before interest and taxes	16,756	(2,484)	(1,149)	90,726	103,849
Interest income					856
Tax expense					(15,290)

Net earnings for the period					89,415

Total assets[2]	881,053	337,941	4,084	749,120	1,972,198
Property, plant and equipment	453,580	367,364	—	691	821,635
Additions to property, plant and equipment[3]	22,149	2,951	—	10	25,110

[1]	Includes foreign exchange gains and losses which fluctuate from period to period.
[2]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[3]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 14.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

	Six months ended June 30, 2010
	HBMS	HMI Nickel	Other	Corporate activities	Total
Revenue from external customers	$432,171	$—	$—	$—	$432,171
Operating	253,052	5,420	4,514	46	263,032
Depreciation and amortization	57,211	62	—	78	57,351
Other expense[1]	6,775	493	300	8,420	15,988

Earnings (loss) before the following:	115,133	(5,975)	(4,814)	(8,544)	95,800
Exploration	(5,748)	(1,267)	(5,954)	(31)	(13,000)
Other income (expenses)	1,314	(14)	6	1,092	2,398

Earnings (loss) before interest and taxes	110,699	(7,256)	(10,762)	(7,483)	85,198

Interest income					1,850
Tax expense					(50,216)

Net earnings for the period					36,832

Additions to property, plant and equipment[2]	71,277	1,425	572	10	73,284

[1]	Includes foreign exchange gains and losses which fluctuate from period to period.
[2]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 14.

	Six months ended June 30, 2009
	HBMS	HMI Nickel	Other	Corporate Activities	Total
Revenue from external customers	$358,468	$202	$771	$—	$359,441
Operating	272,664	4,822	3,132	25	280,643
Depreciation and amortization	43,972	162	—	122	44,256
Other expenses[1]	12,276	1,596	337	20,498	34,707

Earnings (loss) before the following:	29,556	(6,378)	(2,698)	(20,645)	(165)
Exploration	(2,031)	(127)	(340)	(134)	(2,632)
Other income (expenses)	(304)	—	6	99,724	99,426
	—	—	—	—	—

Earnings (loss) before interest and tax	27,221	(6,505)	(3,032)	78,945	96,629

Interest income					2,796
Tax expense					(13,968)

Net earnings for the period					85,457

Additions to property, plant and equipment[2]	41,872	5,591		129	47,592

[1]	Includes foreign exchange gains and losses which fluctuate from period to period.
[2]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 14.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

The Company’s revenue by significant product types:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Copper	$97,066	$112,115	$216,165	$186,347
Zinc	38,954	35,539	94,962	69,612
Gold	26,129	26,145	57,776	57,962
Silver	4,821	9,220	12,641	18,418
Other	24,881	14,638	50,627	27,102

	$191,851	$197,657	$432,171	$359,441

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Copper	$—	$25,191	$305	$42,086
Zinc	7,703	14,681	18,709	20,954
Gold	—	91	—	350
Silver	—	5,544	—	10,776

16.	Interest and other income

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Interest income	$1,148	$868	$1,861	$2,830
Interest expense	(12)	(22)	(12)	(44)
Gain on disposal of investments	—	99,908	1,094	99,908
Other income (expense)	(180)	212	41	212

	$956	$100,966	$2,984	$102,906

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2010

17.	Earnings per share data:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Weighted average common shares outstanding	150,795,852	153,228,805	152,215,266	153,128,078
Plus net incremental shares from assumed conversions:
- Warrants	—	441	—	376
- Stock options	594,303	585,772	648,990	475,881

Diluted weighted average common shares	151,390,155	153,815,018	152,864,256	153,604,335